Exhibit 4.1

CERTIFICATE OF DESIGNATION

OF

PREFERRED STOCK

OF

LIGHTING SCIENCE GROUP CORPORATION

To Be Designated

Series G Preferred Stock

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board of Directors”) of Lighting Science Group Corporation, a Delaware corporation (the “Corporation”), at a meeting duly convened and held, at which a quorum was present and acting throughout:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation’s Certificate of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation which shall consist of 40,000 shares of preferred stock be, and the same hereby is, authorized, and each of the Chief Executive Officer, the Chief Financial Officer and the Secretary of the Corporation be, and each hereby is, authorized and directed to execute and file with the Secretary of State of the State of Delaware a Certificate of Designation of Preferred Stock of the Corporation setting forth a copy of this resolution fixing the designation, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:

1. Number of Shares; Designation. A total of 40,000 shares (the “Preferred Shares”) of preferred stock, par value $0.001 per share, of the Corporation are hereby designated as Series G Preferred Stock (the “Series”).

2. Rank. The Series shall, with respect to payment of dividends, distributions and rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank:

(a) Senior and prior to the Common Stock, par value $0.001 per share, of the Corporation (the “Common Stock”), to all other equity securities of the Corporation (including warrants and other securities exercisable, convertible or exchangeable into or for shares of Common Stock) outstanding as of the first issue date of the Preferred Shares, and to any additional class or series of stock which may in the future be issued by the Corporation and is designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking junior to the Preferred Shares or which do not state they are Parity Liquidation Shares (as defined below) or Senior Liquidation Shares (as defined below). Any shares of the Corporation’s Capital Stock which are junior to the Preferred Shares with respect to dividends, distributions and rights (including to redemption payments) upon liquidation, dissolution or winding up of the affairs of the Corporation, including upon a Liquidation Event (as defined below), are hereinafter referred to as “Junior Liquidation Shares.”

(b) Pari passu with any additional class or series of stock which may in the future be issued by the Corporation and is designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking equal to the Preferred Shares. Any shares of the Corporation’s Capital Stock that rank equal to the Preferred Shares with respect to dividends, distributions and rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, including upon a Liquidation Event, are hereinafter referred to as “Parity Liquidation Shares.”

(c) Junior to any additional class or series of stock which may in the future be issued by the Corporation and is designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking senior to the Preferred Shares. Any shares of the Corporation’s Capital Stock that rank senior to the Preferred Shares with respect to dividends, distributions and rights (including to redemption payments) upon liquidation, dissolution or winding up of the affairs of the Corporation, including upon a Liquidation Event, are hereinafter referred to as “Senior Liquidation Shares.”

3.	Dividends.

(a) The Holders shall be entitled to receive on each Dividend Payment Date, in respect of the Dividend Period ending on (and including) the date immediately prior to such Dividend Payment Date dividends on each Preferred Share at the Dividend Rate on the then present Accrued Value. Such dividends shall be fully cumulative and accumulate and accrue on a daily basis, whether or not earned or declared, and whether or not sufficient funds are legally available in respect thereof. On the first Dividend Payment Date (November 17, 2012), such dividends shall accrue and compound and be added to the Accrued Value. On each subsequent Dividend Payment Date, commencing on December 31, 2012, such dividends shall be paid to the Holders in cash (to the extent such payment would not result in an event of default under the Credit Facilities (as defined below)), semi-annually in arrears out of funds legally available for the payment of dividends. Each such dividend which is payable in cash shall be payable on the Dividend Payment Date to the Holders of record of the Preferred Shares, as they appear on the transfer books of the Corporation at the close of business on the day immediately preceding such Dividend Payment Date. Any dividend that accrues on or after November 17, 2012, and is required to be paid in cash but is not paid in cash in accordance with this Section 3(a) shall continue to accrue and compound and be added to the Accrued Value on the applicable Dividend Payment Date. With respect to the Initial Dividend Period and the Stub Dividend Period, the dividends set forth above shall be prorated based on the number of days in such period.

(b) So long as any Preferred Shares remain outstanding, the Corporation shall not, directly or indirectly, make any Junior Securities Distribution. So long as any Preferred Shares remain outstanding, the Corporation shall not, directly or indirectly, make any Parity Securities Distribution unless (i) all accrued and unpaid dividends on the Preferred Shares shall have been paid, (ii) sufficient consideration shall have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Preferred Shares and the current dividend period with respect to any Parity Liquidation Shares, and (iii) all obligations of the Corporation to redeem Preferred Shares pursuant to this certificate of designations have been fully discharged.

4.	Subsequent Securities Sales.

(a) At least five days prior to the closing of a Subsequent Transaction, the Corporation shall give notice of such Subsequent Transaction to the Holders setting forth the terms and conditions of such Subsequent Transaction. The Corporation shall not enter into an agreement for a Subsequent Transaction unless such agreement permits the Corporation to comply with this Section 4.

(b) Simultaneous with and subject to the closing of the Subsequent Transaction, if any, each Holder shall have the right, but not the obligation, to:

(i) to the extent not prohibited by the terms of the securities issued pursuant to the Subsequent Transaction, require the Corporation to use the proceeds of such Subsequent Transaction to redeem, subject to Section 5(c), all of such Holder’s Preferred Shares for cash at their then present Liquidation Value (as defined below); provided that in the event that the proceeds of the Subsequent Transaction are insufficient to redeem all of the Preferred Shares subject to requests for redemption, the Preferred Shares shall be redeemed on a pro rata basis, based on the total number of Preferred Shares owned by each requesting Holder; provided further that in the event that the Corporation is prohibited from redeeming such Preferred Shares pursuant to Section 5(c), such shares shall be redeemed no later than 20 days following the date on which such prohibition is no longer applicable and the provisions of Section 5(a)(iii) shall apply until such redemption, or

(ii) elect to convert all or any part of the Preferred Shares held by such Holder, valued at their then present Liquidation Value, into the securities offered pursuant to the Subsequent Transaction on substantially the same terms and conditions that govern the Subsequent Transaction.

5.	Redemption.

(a) Mandatory Redemption. Upon the Redemption Date, the Corporation shall, subject to Section 5(c), redeem all outstanding Preferred Shares for cash at their then present Liquidation Value (the “Redemption Price”).

(i) The Corporation shall, no later than 30 days prior to the Redemption Date, deliver written notice to each Holder stating (i) the Redemption Price, (ii) the place or places at which certificates representing the Preferred Shares are to be surrendered for payment of the Redemption Price and (iii) any other information that may be required by applicable law. Each Holder shall have 30 days from receipt of such written notice to surrender the Holder’s certificate(s) representing the Preferred Shares.

(ii) If on the Redemption Date, the assets of the Corporation legally available to redeem the Preferred Shares shall be insufficient to redeem all outstanding Preferred Shares to be redeemed at the Redemption Price, then (i) the Corporation shall redeem that number of Preferred Shares that may be redeemed with the assets of the Corporation legally available therefor pro rata among the redeeming Holders and (ii) any unredeemed Preferred Shares shall be carried forward and shall be redeemed at such time as funds are legally available therefor. All Preferred Shares that are subject to redemption under this Section 5 that have not been redeemed due to the insufficiency of legally available funds therefor shall continue to be outstanding and entitled to all dividends, liquidation, conversion, voting and other rights, preferences and privileges of the Preferred Shares, until such shares are redeemed.

(iii) If the Corporation is unable to redeem all of the outstanding Preferred Shares on the Redemption Date, the Corporation shall make reasonable efforts to effect redemption of the outstanding Preferred Shares as promptly as practicable thereafter; provided that such unredeemed Preferred Shares shall continue to be outstanding, and all the rights and privileges attaching thereto shall continue to survive and dividends shall continue to accrue, become payable and compound, as the case may be, pursuant to Section 3.

(b) Optional Redemption. Upon giving 10 days notice to each Holder, the Corporation shall have the right at any time to redeem, subject to Section 5(c), all of the outstanding Preferred Shares for cash at their then present Liquidation Value.

(c) Limitations on Redemption. Notwithstanding anything to the contrary herein, the Corporation shall not be permitted or required to redeem any Preferred Shares: (i) unless the Corporation has funds legally available therefor and (ii) for so long as such redemption would result in an event of default under (x) that certain Second Lien Letter of Credit, Loan and Security Agreement, dated September 20, 2011, by and among the Corporation, as borrower, the guarantors and lenders party from time to time thereto and Ares Capital Corporation, as agent or (y) that certain Loan and Security Agreement, dated as of November 22, 2010, by and among the Corporation, the guarantors and lenders from time to time party thereto, Wells Fargo Bank, National Association, as agent, (or its successor) and Wells Fargo Capital Finance, LLC, as sole lead arranger, manager and bookrunner (or its successor) (together, (x) and (y), the “Credit Facilities”); provided that in the event that the Corporation is required to redeem any Preferred Shares but is prohibited from redeeming such Preferred Shares pursuant to this Section 5(c), such shares shall be redeemed no later than 20 days following the date on which such prohibition is no longer applicable and the provisions of Section 5(a)(ii) and 5(a)(iii) shall apply until such redemption.

6. Change of Control. Notwithstanding anything to the contrary herein, upon a Change of Control the Corporation shall redeem all of the outstanding Preferred Shares for cash at their then present Liquidation Value.

7. Liquidation.

(a) The liquidation value per Preferred Share, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, shall be an amount equal to (i) the Accrued Value, plus (ii) an amount equal to the aggregate of all accrued but unpaid dividends (whether or not declared) on such Preferred Share through and including the applicable date that have not been added to the Accrued Value pursuant to Section 3(a), in each case, as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series (the sum of the foregoing clauses (i) and (ii) being hereinafter referred to as the “Liquidation Value”).

(b) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation (a “Liquidation Event”), the Holders (i) shall not be entitled to receive the then present Liquidation Value of the Preferred Shares held by them until the liquidation value of all Senior Liquidation Shares shall have been paid in full, and (ii) shall be entitled to receive the then present Liquidation Value of such shares held by them in preference to and in priority over any distributions upon the Junior Liquidation Shares. Upon payment in full of the then present Liquidation Value to which the Holders are entitled, the Holders will not be entitled to any further participation in any distribution of assets by the Corporation and the Preferred Shares held by such Holders shall be deemed redeemed. If the assets of the Corporation are not sufficient to pay in full the then present Liquidation Value payable to the Holders and the liquidation value payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts that would be payable on the distribution if the amounts to which the Holders and the holders of Parity Liquidation Shares are entitled were paid in full. A Change of Control shall not be deemed a Liquidation Event.

(c) The Corporation shall, no later than 30 days prior to the Liquidation Event, deliver written notice of such Liquidation Event to each Holder stating (i) the Liquidation Value as of the date of the Liquidation Event and (ii) the date or dates when and the place or places where the amounts distributable in such circumstances shall be payable. Any payment required by this Section 7 shall be made on or prior to the Liquidation Event.

8. Status of Shares. All Preferred Shares that are at any time converted pursuant to Section 4 or redeemed pursuant to Sections 4, 5, 6 or 7, and all Preferred Shares that are otherwise reacquired by the Corporation and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.

9. Voting Rights. Unless otherwise provided by law, the Certificate of Incorporation or Section 10, the Holders shall not have the right to vote for the election of directors or on any other matters presented to the Corporation’s stockholders for action by their written consent or at any annual or special meeting of stockholders. On any matter on which the Holders are entitled by law, under the Certificate of Incorporation or pursuant to Section 10 to vote separately as a class, each such Holder shall be entitled to one vote for each share held, and such matter shall be determined by a majority of the Preferred Shares voting on such matter.

10. Restrictions and Limitations.

So long as any Preferred Shares remain outstanding, the Corporation shall not, without the vote or written consent by the Holders of at least a majority of the outstanding Preferred Shares, voting together as a single class:

(a) alter, modify or amend (whether by merger or otherwise) the terms of the Series in any way;

(b) increase (whether by merger or otherwise) the authorized number of shares of the Series;

(c) re-issue (whether by merger or otherwise) any Preferred Shares that have been converted, redeemed or otherwise reacquired by the Corporation in accordance with the terms hereof;

(d) enter into any definitive agreement or commitment with respect to any of the foregoing; or

(e) cause or permit any subsidiary to engage in or enter into any definitive agreement or commitment with respect to any of the foregoing.

In the event that the Holders of at least a majority of the outstanding Preferred Shares agree to allow the Corporation to alter or change the rights, preferences or privileges of the Series pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Preferred Shares then outstanding.

11. Transfer. Preferred Shares may only be offered, sold, transferred or assigned in compliance with the Securities Act of 1933, as amended, and applicable state securities laws. Any attempted transfer of Preferred Shares in violation of this Section 11 shall be null and void ab initio.

12. Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:

“Accrued Value” means, with respect to a Preferred Share, as at any date, the sum of (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series) (a) the Stated Value plus (b) an amount equal to the aggregate of all accrued but unpaid dividends (whether or not declared) on such share through and including such date which have been added to the Accrued Value pursuant to Section 3(a).

“Affiliate” of, or a person or entity “Affiliated” with, a specified person or entity, is a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person or entity specified.

“Capital Stock” of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of such person or entity, including, without limitation, partnership and membership interests.

“Change of Control” means (a) the sale, conveyance or disposition of all or substantially all of the assets of the Corporation (other than pursuant to a joint venture arrangement or other transaction in which the Corporation, directly or indirectly, receives at least 50% of the voting equity in another entity or a general partnership); (b) the effectuation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of (other than (i) as a direct result of normal, uncoordinated trading activities in the Common Stock generally or (ii) solely as a result of the disposition by a stockholder of the Corporation to an Affiliate of such stockholder); (c) the consolidation, merger or other business combination of the Corporation with or into any other entity, immediately following which the prior stockholders of the Corporation fail to own, directly or indirectly, at least 50% of the voting equity of the surviving entity; (d) a transaction or series of transactions in which any person, entity or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires more than 50% of the voting equity of the Corporation (other than the acquisition by a person, entity or “group” that is an Affiliate of or Affiliated with a person, entity or “group” that immediately prior to such acquisition, beneficially owned 50% or more of the voting equity of the Corporation); (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement (other than as a result of the replacement of individuals previously nominated or elected by a stockholder and any of its Affiliates with individuals nominated or elected by such stockholder and its Affiliates); or (f) a transaction or series of transactions that constitutes or results in a “going private transaction” (as defined in Section 13(e) of the Exchange Act and the regulations of the Commission issued thereunder).

“Dividend Payment Date” means (a) November 17, 2012 and (b) from and after November 17, 2012, December 31 and June 30 of each year.

“Dividend Period” means the Initial Dividend Period, the Stub Dividend Period and, thereafter, each semi-annual period from and including a Dividend Payment Date to the next following Dividend Payment Date (but without including such later Dividend Payment Date).

“Dividend Rate” means (a) initially, an annual rate of 10.0%, (b) commencing on November 17, 2012, an annual rate of 15.0%, and (c) commencing on February 21, 2014, an annual rate of 18.0%.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Holder” means any holder of Preferred Shares, all of such holders being the “Holders.”

“Initial Dividend Period” means the dividend period commencing on the date of issuance of the applicable Preferred Share and ending on (and including) November 16, 2012.

“Junior Securities Distribution” means the declaration or payment on account of, or setting apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Liquidation Shares, or any distribution in respect thereof (except for purchases, redemptions or retirements thereof, or dividends thereon, which are payable solely in additional shares of Junior Liquidation Shares), either directly or indirectly, and whether in cash, obligations, securities or other property, or the purchase or redemption by any entity directly or indirectly controlled by the Corporation of any of the Junior Liquidation Shares.

“Parity Securities Distribution” means the declaration or payment on account of, or setting apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of (other than by conversion into or exchange for Junior Liquidation Shares), any Parity Liquidation Shares, or any distribution in respect thereof (except for dividends on Parity Liquidation Shares which are payable solely in additional shares of Parity Liquidation Shares, as required by the terms of such Parity Liquidation Shares), either directly or indirectly, and whether in cash, obligations, Common Stock, securities or other property, or the purchase or redemption by any entity directly or indirectly controlled by the Corporation of any of the Parity Liquidation Shares Securities.

“Redemption Date” means February 21, 2014, provided, however, that if any securities issued pursuant to a Subsequent Transaction are outstanding on February 21, 2014 and, on the date of the issuance of such securities, the terms of such securities (i) contain a fixed maturity or redemption date (the “Fixed Maturity Date”) and (ii) require the Redemption Date to occur after the Fixed Maturity Date, then the Redemption Date may be extended so that the Redemption Date occurs on the earlier of (x) the date such securities issued pursuant to a Subsequent Transaction are no longer outstanding and (y) a date no later than 91 days following the Fixed Maturity Date.

“Stated Value” means, with respect to a Preferred Share, $1,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series).

“Stub Dividend Period” means the dividend period commencing on November 17, 2012 and ending on (and including) December 30, 2012.

“Subsequent Transaction” means the first sale of any securities of the Corporation (whether debt, equity or otherwise), other than pursuant to the Corporation’s Amended and Restated Equity-Based Compensation Plan or the Corporation’s 2011 Employee Stock Purchase Plan (or any additional or successor employee equity compensation arrangements) or pursuant to that certain Series G Subscription Agreement, that results in gross proceeds to the Company of at least $50,000,000.00.

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer as of December 1, 2011.

By:	/s/ James Haworth
Name:	James Haworth
Title:	Chief Executive Officer